

May 9, 2011

Via -Email
William K. Phelan
Senior Vice President, Controller and
Chief Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re:** **Sears Holdings Corporation**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 11, 2011**
> **File No. 0-51217**

Dear Mr. Phelan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1. We note your disclosure in the Business Section on page 3 that the Sears Hometown Stores are primarily independently-owned stores and carry proprietary Sears brand products. Please tell us how these operations affect the Company's revenues and income and your consideration of disclosing revenues from independently- owned stores.

Item 8. Financial Statements and Supplementary Data, page 48

Notes to Consolidated Financial Statements, page 53

Note 3 – Borrowings, page 62
Domestic Credit Agreement, page 64

2. Please tell us your consideration of disclosing the amount of dividends that you are able to declare as of the most recent balance date without breaching the covenants contained in your Domestic Credit Agreement. We believe this disclosure should be provided to comply with the intent of Rule 4-08(e)(1) of Regulation S-X.

Note 7 – Benefit Plans, page 70

3. Please tell us your consideration of disclosing the valuation techniques and inputs used to develop fair value measurements of pension plan assets in accordance with ASC 715-20-50-1-d.5.iv.

Note 18 – Summary of Segment Data, page 90

4. We note your discussion of various product categories in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 23 and 25. Please tell us your consideration of disclosing revenues for each group of similar products and services or stating that such disclosure is not practicable. Please refer to ASC 280-10-50-40.

Note 19 – Legal Proceedings, page 91

5. We understand that you do not record liabilities for contingencies where the occurrence of loss is probable and the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible. Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued for such contingencies or state that such an estimate cannot be made. In addition, we note your disclosure that the ultimate liability for unresolved proceedings is not expected to have a material adverse effect on your financial position, liquidity or capital resources taking into account insurance coverage. Please tell us how you consider insurance coverage in estimating probable and reasonably possible losses. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.


Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
